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                           STOCK PURCHASE, EARNOUT AND
                            ROYALTY PAYMENT AGREEMENT


     THIS STOCK PURCHASE, EARNOUT AND ROYALTY PAYMENT AGREEMENT (the "Agreement") is made and entered into as of the 1st day of July 2005 (the "Effective Date"), by and between MSGI SECURITY SOLUTIONS, INC. (f/k/a MEDIA SERVICES GROUP, INC.), a Nevada corporation ("MSGI"), FUTURE DEVELOPMENTS AMERICA, INC., a Delaware corporation ("FDA"), FUTURE DEVELOPMENTS, LTD., an Alberta, Canada corporation ("FDL"), JAMIE LABAS and DARREN LABAS (together, the "Labases").

                              W I T N E S S E T H:

         WHEREAS, FDL is a Canadian corporation and a leading electronic solutions provider in the field of covert and environmentally adapted high-performance observation and surveillance systems, tools, and training, and has produced a breakthrough surveillance technology for digital wireless transmission. The Labases are the principals of FDL.

         WHEREAS, FDA is a Delaware corporation, of which fifty-one percent (51%) of its outstanding shares are owned by MSGI and forty-nine percent (49%) of its outstanding shares are owned jointly by the Labases.

         WHEREAS, MSGI is a Nevada corporation, which is a public company listed on the NASDAQ under the symbol "MSGI".

         WHEREAS, this Agreement is deemed to be the final Agreement contemplated by the Memorandum of Understanding Between FDA/MSGI and Jamie and Darren Labas/FDL entered into as of May 24, 2005, which the parties signed as of May 27, 2005 (hereafter the "MOU"). In addition, the MOU was modified by means of a fax dated May 27, 2005, from Jeremy Barbera, Chairman & CEO of MSGI to the Labases, and this Agreement shall finalize the terms relating to the modification.

         WHEREAS, pursuant to the MOU, the Labases desire to sell, and MSGI desires to purchase, upon the terms and conditions set forth below, the Labases' forty-nine percent (49%) interest in the outstanding shares of FDA.

         NOW THEREFORE, pursuant to the MOU and in connection with the sale of the Labases' 49% interest in the outstanding shares of FDA, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Novation of 2004 Stock Purchase Agreement. The parties to this Agreement hereby acknowledge and agree that this Agreement shall constitute a novation of the Stock Purchase Agreement between and among MSGI, the Labases, FDA and FDL dated April 10, 2004 (the "2004 Stock Purchase Agreement"). In connection with this novation, the parties mutually waive and release each other from the compensation terms contained in the 2004 Stock Purchase Agreement and any and all claims by each side for monies owed, paid or invested. Notwithstanding the novation, MSGI shall retain its present fifty-one percent (51%) of the outstanding shares of FDA, but all of the rights, duties and obligations of MSGI, the Labases, FDA and FDL under the 2004 Stock Purchase Agreement are hereby extinguished.

2. Stock Purchase. Subject to the terms and conditions of this Agreement, the Labases hereby assign, sell, deliver and convey to MSGI all of their rights, title and interest in their forty-nine percent (49%) interest in the outstanding shares of FDA (the "Stock").

A. Delivery of Share Certificates. Upon execution of this Agreement, the Labases shall cooperate with MSGI in causing FDA to cancel any certificates which issued shares of FDA to the Labases, and to issue to MSGI certificates to the extent necessary to effect the transfer of ownership of the Stock to MSGI on the books and records of FDA as of the Effective Date.

B. Representations and Warranties. The Labases hereby represent and warrant to MSGI as follows: (a) the Labases have the full and absolute legal and equitable right to assign, sell, transfer and convey the Stock to MSGI as set forth above; and the Stock shall be conveyed to MSGI free and clear of any and all liens, pledges, encumbrances and security interests; and (b) the Labases shall from time to time to execute any and all necessary and reasonable documentation to effectuate the transfer of the Stock to MSGI.

         3. 49% Earn Out. MSGI and FDA ("MSGI/FDA") agree to pay an earn out (the "49% Earn Out") to the Labases in an amount not to exceed One Million Dollars ($1,000,000) under the following terms: MSGI and/or FDA will pay the Labases fifteen percent (15%) of the gross sales price less direct costs of any and all FDL products sold by MSGI and/or FDA. As an illustration only, if MSGI/FDA buys a product from FDL for $100 (direct cost) and sells it to Homeland Security or a law enforcement agency for $150 (gross sales price), MSGI/FDA shall pay the Labases 15% of $50 = $7.50. The 49% Earn Out payments shall continue until such time as MSGI and/or FDA have paid $1 million to the Labases under this 49% Earn Out clause. Selling expenses, commissions, and other costs of MSGI or FDA will not be counted as direct costs but instead will come out of MSGI/FDA's $42.50 share, for example. Stated another way, MSGI and/or FDA will pay 15% of their "net profits" from sales of all FDL products (where "net profits" equal gross sales less direct costs from FDL) until $1 million has been paid to the Labases.

                  A. Due Date of Payments. The 49% Earn Out payments shall be paid within thirty (30) days of MSGI's and/or FDA's sale and receipt of the purchase price from any purchaser.
                  B. Accounting. On the tenth day of each month starting July 10, 2005, MSGI/FDA shall provide FDL with a complete and comprehensive report for the prior month in a mutually agreed upon format, summarizing total FDL product sales by product type, sales amounts, gross sales price, total gross sales, payments received by MSGI/FDA from the sale of FDL products, accounts receivable by MSGI/FDA from the sale of FDL products, and a summary of the accounting used to determine the amount of Earn Out payments due. MSGI/FDA agree to keep complete and correct books, accounts and records according to Generally Accepted Accounting Principles (GAAP) to facilitate computation of the Earn Out payments. The Labases, FDL, or any of their representatives shall have a full right of accounting including the right to confidentially examine MSGI's and FDA's records at reasonable times and upon reasonable notice, for the purpose of verifying the amount of Earn Out payments due.

         4. Priority of MSGI/FDA Deliverables over FDL Orders. Orders for FDL ShadowBox DC1 transmitters (the "Product") placed by MSGI/FDA will receive priority treatment over FDL's direct sales as to such transmitters already in stock. The parties hereto acknowledge that as of the date of this Agreement, production-grade units are not yet available. FDL will update MSGI/FDA on the status of the production-grade units as vendors are re-engaged by FDL to complete the units. FDL reserves the right to require that MSGI/FDA's purchase orders be paid prior to acceptance.

5. FDL's 5% Royalty. FDL will pay a royalty to MSGI/FDA for all sales to government sector law enforcement, security and intelligence customers in the United States, made directly or through any subsidiary, affiliate, distributor, dealer or agent, of the ShadowBox DC1 transmitter within eighteen (18) months from the execution date of this Agreement. FDL's royalty payment will be five percent (5%) of the net sales price of the transmitter only, not the entire product line. Royalty payments will not be due and payable on transmitter sales made by MSGI and/or FDA.

                  A. Due Date of Payments. The royalty payments will be due within thirty (30) days of FDL's sale and receipt of the purchase price, subject to the following condition: FDL will first apply the royalty payments as credit against the one million dollar purchase price of the remaining 49% shares of FDA. At the conclusion of the 18 month period, or earlier if any combination of the FDL "royalty" payment and MSGI/FDA earnout equals one million dollars. FDL will remit to MSGI/FDA the subsequent 5% royalty payments. FDL will not make royalty payments based on sales originated by MSGI/FDA.

                  B. Accounting. On the tenth day of each month starting July 10, 2005, FDL shall provide MSGI/FDA with a complete and comprehensive report for the prior month in a mutually agreed upon format, summarizing total FDL sales of the ShadowBox DC1 transmitter to the United States government sector law enforcement, security and intelligence customers by total gross sales price, payments received by FDL from the sale of said product, accounts receivable of FDL from the sale of said product, and a summary of the accounting used to determine the amount of royalty payments due. MSGI and/or FDA, or any of their representatives shall have a full right of accounting including the right to confidentially examine (in Canada) FDL's records relating to FDL sales of the ShadowBox DC1 transmitter to government sector law enforcement, security and intelligence customers in the United States at reasonable times and upon reasonable notice, for the purpose of verifying the amount of the Royalty payments due.

         6. Ownership of Trade Names. MSGI/FDA will retain the trade names "FDA" and "Future Developments of America, Inc."

         7. FDA Inventory and Fixed Assets. With the exception of the office furniture, shelving and office supplies currently in the FDA office in Washington, D.C. all other inventory and fixed assets carried on the balance sheet of FDA, as of the date of this Agreement, are hereby transferred to FDL pursuant to the terms of this Agreement. Any inventory or personal effects present in the FDA Washington, D.C. office will be removed from that office by FDL before July 8th, 2005. MSGI/FDA will retain the Washington, D.C. office at their expense.

         8. Nondisparagement. The parties hereto each agree that except, for truthful statements in any proceeding to enforce this Agreement, pursuant to a valid subpoena or court order, or as required by a Securities Exchange Commission rule or regulation ("SEC Requirement"), neither will make or publish any statement (orally or in writing) that becomes or reasonably could be expected to become publicly known, or instigate, assist or participate in the making or publication of any such statement, which would constitute libel, slander, defamation or other related disparagement of the other or any of their respective affiliates, any of their affairs or operations, or the reputations of any of their past or present officers, directors, agents, representatives and employees.

         9. No Admission of Liability or Fault. By entering into this Agreement, the parties hereto do not admit to any liability, wrongdoing, blame, breach of any contract, the commission of any tort or the violation of any statute or law for any claims or allegations which may have been made by any party against any other party.

         10. Mutual Indemnification and Release. MSGI, FDA, FDL and the Labases each hereby indemnify and hold harmless each other from and against all claims and causes of action, if any, past, present and future, whether known or unknown, that may have accrued against them through their affiliation with FDA from the beginning of time through the date of this Agreement, including but not limited to corporate tax liabilities and other corporate liabilities. MSGI, FDA, FDL and the Labases each, for themselves and for their respective heirs, personal representatives, administrators, executors, legal representatives, agents, successors and assigns, or any of them, completely releases, remises, acquits and forever discharges the others and their respective stockholders, heirs, executors, personal representatives, administrators, agents, successors and assigns from any and all past, present or future claims, demands, obligations, duties, liabilities, actions, causes of action rights, damages, punitive damages, costs, losses of services, expenses, financial responsibilities and compensation of any nature whatsoever, whether based on a tort, contract or other theory of recovery, whether in law or equity, whether known or unknown, foreseeable or unforeseeable, of whatsoever kind or of whatever nature, which they may have had, may now have, and/or may hereafter have in the future, for or because of any matter or thing done, omitted or suffered to be done in connection with their affiliation with FDA from the beginning of time through the date of this Agreement. It is understood and agreed by the parties that this Indemnification and Release is meant to cover claims which may be asserted after the date of this Agreement but which accrued prior to the date of this Agreement. However, it is also understood and agreed by the parties that this Indemnification and Release does not apply to claims or causes action based upon any breach of this Agreement or which may accrue after the date of this Agreement based upon acts, errors or omissions which occur after the date of this Agreement.

         11. Strategic Alliance.

A. Establishment of Strategic Alliance in the United States. MSGI/FDA are hereby deemed to be in a Strategic Alliance or marketing relationship with FDL pertaining to MSGI/FDA's business within the United States. FDL recognizes and acknowledges that MSGI/FDA is a "leading reseller and integrator of FDL technology." In connection with the Strategic Alliance MSGI/FDA hereby agree as follows:

                           a. MSGI/FDA will conduct itself and its business in a
commercially reasonable manner and in
accordance with good business judgment, and it will not suffer or permit any act, event or condition which would tend to discredit, dishonor or in any manner injure or harm the reputation of FDL, or FDL's intellectual property or the Product.

                           b. MSGI/FDA will comply with, and be solely
responsible for, all laws applicable to its sales of the Product; provided, however, that MSGI/FDA shall not be responsible for compliance with any laws or standards applicable to the manufacture, content, packaging or labeling of the Product, any regulatory approvals therefor, or the conformity of the Product to any claims made by FDL or any of its affiliates with respect to the Product.

                           c. MSGI/FDA will promptly provide FDL with details of
(i) any complaint made to MSGI/FDA relating to the Product, (ii) any information received by MSGI/FDA which would likely be of interest, use or benefit to FDL in connection with the marketing of the Product, and (iii) such other reports, returns and information relating to this Strategic Alliance as may reasonably be requested by FDL from time to time in order to enable FDL to comply with any applicable legal requirements imposed on FDL. MSGI/FDA will cooperate with FDL in using all commercially reasonable efforts to satisfactorily and promptly resolve any customer complaints or disputes with respect to the sale of the Product by MSGI/FDA.

                  B. Distributor Pricing. FDL will provide the Shadowbox DC1 transmitter as well as other existing FDL products to MSGI/FDA in accordance with the schedule attached hereto and incorporated herein as Exhibit A. FDL will provide distributor pricing to MSGI/FDA (per Exhibit A) on product sales as well as brochure templates and general sales information assistance. Pricing may be subject to periodic adjustments after one year from the date hereof, provided that pricing changes are made across the board as to all purchasers of FDL products, not just MSGI/FDA.

                  C. No Exclusivity. Notwithstanding anything contained herein to the contrary, FDL and the Labases do not grant any exclusivity in the United States market to MSGI/FDA for sales of FDL products; and the parties understand and agree that FDL and the Labases may compete in the United States market.

                  D. Consulting Services. FDL agrees to serve as a consultant to MSGI/FDA and to offer all reasonable assistance, specifically including the following: (i) making available scheduled classes for MSGI/FDA training; and
(ii) aiding in demonstrations or information in conjunction with sales leads then originated by MSGI/FDA. FDL will use its best efforts to assign Jamie or Darren Labas or other qualified representatives as MSGI/FDA may request for demonstrations. As compensation for such consulting services, MSGI/FDA will pay FDL within ten (10) days of FDL's invoice on the basis of time (hourly, including travel time) and expenses, and (ii) provide advance payments for travel, hotel and meal expenses. FDL will offer standardized training classes at FDL's facilities for MSGI/FDA qualified sales and marketing personnel, at the cost and expense of MSGI/FDA, which costs and expenses shall be pre-paid by MSGI/FDA.

                  E. Warranties. FDL will provide and honor its standard warranties on its products. FDL will not warrant the suitability or fitness of its product for a specific purpose. Such standard warranty will be for an amount up to the purchase price of the product, and will in no event cover any consequential damages, or other unforeseeable damages, or losses or damages caused by the end-user.

         13. Confidentiality and Maintenance of Trade Secrets.

                  A. In connection with this Agreement, the parties to this Agreement already have, and may continue to, disclose Confidential Information to each other. The parties to this Agreement acknowledge that prior to execution of the 2004 Stock Purchase Agreement, MSGI and its executives signed FDL's corporate nondisclosure agreement which prohibited MSGI from entering into competition against FDL and from using its "confidential information," products, services and proprietary information without the express written permission of FDL.

                  B. A party disclosing Confidential Information hereunder is referred to herein as "the disclosing party" and a party receiving the Confidential Information of a disclosing party hereunder is referred to herein as "the receiving party."

                  C. "Confidential Information" means any information, technical data or know-how, including, but not limited to, that which relates to research, product or service plans, business practices, agreement terms, products, services, employees, technology or other strategic partners, stockholders, markets, software, know-how, developments, insurance products or underwriters, inventions, processes, designs, drawings, engineering, hardware configuration information, marketing, finances, financial statements, notes, analyses or studies and all tangible and intangible embodiments thereof of any kind whatsoever, whether conveyed in writing or orally by the disclosing party or its directors, officers or employees ("Associates") to the receiving party or its Associates in connection with the evaluation of a transaction. The term "Confidential Information" shall be deemed to include those portions of any notes, analyses, compilations, studies, interpretations, memoranda or other documents (regardless of the form thereof) prepared by the receiving party or its Associates which contain, reflect or are based upon, in whole or in part, any information furnished to the receiving party or its Associates pursuant hereto. Notwithstanding the foregoing, Confidential Information does not include information, technical data or know-how which: (i) is in the possession of the receiving party at the time of disclosure as shown by the receiving party's files and records immediately prior to the time of disclosure; (ii) prior to the time of disclosure is a matter of public knowledge or in the public domain;
(iii) is approved, in writing, for release by the disclosing party; or (iv) the receiving party can document was independently developed by the receiving party without use of or reference to through any direct or indirect channels to the disclosing party's Confidential Information.

         D.       Non-Use and Non-Disclosure.

                           a. Each receiving party agrees that it (a) shall at
no time, directly or indirectly, use or derive any benefit from the Confidential Information or disclose any Confidential Information to any other person or entity, or to allow any other person or entity to examine, use or derive any benefit from the Confidential Information, in all such instances without the prior express written consent of the disclosing party; (b) shall not make copies or extracts of the Confidential Information except upon the disclosing party's prior written consent; (c) shall maintain all Confidential Information in the strictest confidence at all times;
(d) shall take all precautions to preserve the confidentiality of the Confidential Information; (e) shall be liable for any disclosure of the Confidential Information by itself or by any or all of its Associates; (f) shall not solicit for competing business, or initiate any competing contact with, any corporations, businesses or persons who are in privity with the Disclosing Party in a business or financial relationship; and (g) promptly upon request by the disclosing party, the receiving party will, and will direct its Associates to,
(i) return or, at the election of the receiving party, destroy any written Confidential Information provided by the disclosing party or its Associates pursuant hereto and all copies or modifications thereof, and (ii) destroy those portions of any notes, analyses, compilations, studies, interpretations, memoranda or other documents (regardless of the form thereof) prepared by the receiving party or its Associates which contain, reflect or are based upon, in whole or in part, any Confidential Information provided by the disclosing party or its Associates pursuant hereto.

                           b. Any analyses, compilations, research, manuals,
studies, or other document prepared by the receiving party using the Confidential Information or otherwise prepared pursuant to the disclosing party's disclosure to the receiving party is and shall at all times remain the property of the disclosing party and shall be considered "Confidential Information" for all purposes of this Agreement.

c. The standard of care imposed on the receiving party for protecting the Confidential Information received from the disclosing party will be reasonable and prudent care to prevent improper disclosure or use of such Confidential Information, to the same degree the receiving party employs to protect its own Confidential Information, including, but not limited to, allowing access to such Confidential Information only to those persons who have a need to know in connection with the proposed transaction.

d. Notwithstanding anything contained in this Section to the contrary, MSGI/FDA shall have the right to use all FDA-intended materials and marketing advantages which it gains through FDL-protected and usage-sanctioned channels. It is understood by MSGI/FDA that all FDL products sold to MSGI/FDA are for the sole and restricted access, viewing, and sale to NATO-member government law enforcement, security and intelligence organizations. All promotional materials, literature, electronically transmitted information; etc must be protected by all reasonable means from access by non-authorized personnel.

                  E. Disclosure to Employees. The receiving party shall limit dissemination of the Confidential Information to such of its Associates who have a need to know for the furtherance of evaluating the contemplated transaction.

                  F. No License Granted. Except in accordance with Section 7, nothing in this Agreement is intended to grant any rights to either party under any patent, copyright, trade secret or other intellectual property right nor shall this Agreement grant either party any rights in or to the other party's Confidential Information, except the limited right to review such Confidential Information solely for the purposes of determining whether to enter into, and the undertaking of or the advising with respect to, a possible transaction.

                  G. Legal Compulsion to Disclose. In the event that a receiving party or its Associates become legally compelled under applicable law, regulation or securities exchange listing agreement, or by a competent governmental, administrative or regulatory authority or in a proceeding before a court, arbitrator or administrative agency to disclose any portion of the Confidential Information of a disclosing party, that discussions or negotiations between the parties hereto are taking place, or any of the terms, conditions or other facts with respect to the transaction, including the status thereof, the receiving party will, and will direct its Associates to, provide the disclosing party with prompt written notice (unless prohibited by law) of such legal compulsion, and shall delay disclosure, if and to the extent permitted or practicable, until the disclosing party has had an opportunity to seek a protective order or other appropriate remedy or to waive compliance by the receiving party and/or its Associates with the relevant provisions of this Agreement. In the event that a protective order or other remedy is not obtained in such a proceeding, or the disclosing party fails to waive compliance with the relevant provisions of this Agreement, the receiving party agrees that it will, and will direct its Associates to, disclose only that Confidential Information of the disclosing party which its counsel advises is legally required to be disclosed and will exercise commercially reasonable efforts, and will direct its Associates to exercise their commercially reasonable efforts, at the request and expense of the disclosing party, to cooperate with the disclosing party to obtain reliable assurance that confidential treatment will be accorded the Confidential Information which is so disclosed. The parties to this Agreement acknowledge that MSGI is a public company, and therefore any disclosure made pursuant to a SEC Requirement shall not be subject to this Section G.

                  H. Irreparable Injury. The receiving party acknowledges that the disclosing party would be irreparably injured and not have any adequate remedy at law for the breach or threatened breach by the receiving party of any the covenants set forth in this Agreement and agrees that in the event of any such breach or threatened breach, the disclosing party may, in addition to the other remedies which may be available to it, file a suit in equity, without notice or bond, to enjoin the receiving party from the breach or threatened breach of such covenant(s) and to seek any other appropriate equitable remedy without any bond or other security being required. Such remedies shall not be deemed to be exclusive and shall be in addition to all other remedies available at law or in equity. Furthermore, and in addition to all other relief, the disclosing party shall be entitled to recover all reasonable costs and attorneys' fees incurred in enforcing its rights with respect to any breach of this Agreement.

                  I. Trade Secrets. Except as otherwise provided in this Agreement, as between the parties hereto, each party will retain ownership of all of its products, proprietary materials, trademarks and/or service marks used in the performance of this Agreement, including but not limited to software, designs, demoware, prototypes, tools, techniques, documentation, methodology and all other Confidential Information.

         14. Governing Law and Venue. This Agreement is deemed made and entered into in the District of Columbia and shall be governed by and construed under and in accordance with the laws of the District of Columbia. To the fullest extent permitted by law, each of the parties hereby agree to waive trial by jury in any action, proceeding or counterclaim brought by or on behalf of either party with respect to any matter whatsoever relating to this Agreement.

         15. Entire Agreement. This Agreement, and the Exhibits hereto, supersede all prior agreements, arrangements and communications, whether oral or written, by and between the parties hereto, with respect to the sale of the Stock as set forth above.

         16. Waiver. The waiver by a party of a breach of any of the provisions of this Agreement by any other party shall not operate or be construed as a waiver of any subsequent or different breaches of this Agreement or its implied obligations. The parties further agree that the provisions of this paragraph may not be waived except by a writing signed by all of the parties hereto.

         17. Invalidity. The invalidity of any one provision of this Agreement shall not impair the validity of any other provision. If any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, such provision shall be deemed severable and this Agreement shall be enforced with such provision severed.

         18. Representations. Each of FDL and MSGI represents and warrants that to the best of its knowledge, no untrue statements or fact or omissions of material fact have been made in connection with this Agreement.

         19. Headings. The headings set forth herein are for convenience only and shall not be used in interpreting the text of the sections in which they appear.

         20. Binding Effect and Assignability. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto, and their heirs, executors, personal representatives, assignors, administrators, successors and assigns, and trustees. Any attempted assignment of this Agreement by MSGI and/or FDA shall not be effective without the prior written consent of all the other parties hereto. The death or disability of either or both of the Labases shall not affect or reduced the obligations of MSGI and FDA under this Agreement.

         21. Counterpart Execution. This Agreement may be executed in counterparts and/or by facsimile signatures, each of which shall be deemed an original and together which shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement intending to be bound thereby as of the Effective Date.







                      /s/JAMIE LABAS
                      -------------------------------------
                      JAMIE LABAS

                      /s/DARREN LABAS
                      -------------------------------------
                      DARREN LABAS

                      FUTURE DEVELOPMENTS, LTD. - FDL

                      /s/Darren Labas
                      -------------------------------------
                      By: Darren Labas, Principal


                      FUTURE DEVELOPMENTS, LTD. - FDL

                      /s/Jamie Labas
                      -------------------------------------
                      By: Jamie Labas, Principal



                      FUTURE DEVELOPMENTS AMERICA,
                      INC.  - FDA

                      /s/Joseph Peters
                      ------------------------------------
                      By: Joseph Peters, President


                      MSGI SECURITIES SOLUTIONS, INC. - MSGI

                      /s/Jeremy Barbera
                      -------------------------------------
                      By: Jeremy Barbera, CEO

                                    EXHIBIT A